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EXHIBIT NO. 3.1


AMENDED SECTION 1 OF ARTICLE II OF THE HAGGAR CORP. AMENDED AND RESTATED BYLAWS

"SECTION 1. THE ANNUAL MEETING. The annual meeting of stockholders for the election of directors shall be held within or without the State of Nevada on the date and at the time and place designated by the Board of Directors."